ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM

Jimena Acuña Smith

T +1 415 315 2306

jimena.smith@ropesgray.com

June 17, 2019

BY EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Kimberly Browning

Re:	Pax World Funds Series Trust III (Registration Nos. 333-194601, 811-22935) (the “Registrant”)

Dear Ms. Browning,

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided telephonically on June 5, 2019 in connection with the Registrant’s preliminary proxy statement with respect to Pax Ellevate Global Women’s Leadership Fund (the “Fund”), filed on Schedule 14A with the Commission on May 28, 2019 (the “Preliminary Proxy Statement”). The Staff’s comments are summarized below, and each is followed by our response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Preliminary Proxy Statement.

1.	Comment. Please confirm supplementally that all bracketed information will be completed in the Registrant’s definitive proxy statement filing.

Response. The Registrant confirms that all bracketed information will be completed in the Registrant’s definitive proxy statement filing.

2.	Comment. Please confirm supplementally that shareholders will be furnished with the information required by Rule 14a-3(a) under the Securities Exchange Act of 1934, as amended (“Exchange Act”).

Response. The Registrant confirms that shareholders will be furnished with the information required by Rule 14a-3(a) under the Exchange Act.

3.	Comment. Please clarify whether the sale by Ellevate Asset Management LLC (“Ellevate”), the principal of which is Sallie Krawcheck, of its minority (49%) interest in Pax Ellevate Management LLC (“PEM”) to Impax Asset Management LLC (“IAM”), the majority (51%) owner of PEM (the “Transaction”) has occurred or is expected to occur. Please also explain whether such Transaction is expected to constitute an “assignment” of the current advisory agreement, as such term is defined under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response. In response to your comment, the disclosure has been revised to add the following:

“The Transaction is expected to close in the third quarter of 2019.”

The Registrant further notes that, as disclosed in the Preliminary Proxy Statement, the Transaction “may be deemed to be an ‘assignment’ of the Fund’s Current Advisory Agreement.”

4.	Comment. In the Comparison of Current and New Advisory Agreement section, the Preliminary Proxy Statement provides as follows: “The advisory fee rate and terms of the New Advisory Agreement are identical to those of the Current Advisory Agreement, except for the date of effectiveness.” Please confirm supplementally that this is repeated consistently throughout the solicitation or revise accordingly.

Response. The proxy statement has been revised accordingly.

5.	Comment. In the Board Considerations in Approving the New Advisory Agreement section, please disclose the advisory fee rate.

Response. The requested change has been made.

6.	Comment. Please confirm supplementally that (i) the consulting relationship referenced in the proxy statement will not, directly or indirectly, establish a new fee or expense or increase any existing fee or expense to be paid by the Fund or its shareholders, (ii) the Fund is not a party to any related consulting agreement, and (iii) the consulting relationship is not related to the business or operations of the Fund within the meaning of Item 22(c)(6) of Schedule 14A. If the Transaction will result in a new fee or expense or increase of any existing fee or expense, please disclose pro forma fees in accordance with Item 22(a)(3)(iv) of Schedule 14A.

Response. The Registrant confirms that (i) the consulting relationship referenced in the proxy statement will not, directly or indirectly, establish a new fee or expense or increase any existing fee or expense to be paid by the Fund or its shareholders, (ii) the Fund is not a party to any related consulting agreement, and (iii) the consulting relationship is not related to the business or operations of the Fund within the meaning of Item 22(c)(6) of Schedule 14A .

7.	Comment. In the letter to shareholders, the second paragraph states as follows: “The New Advisory Agreement has the same advisory fee rate as, and, with the exception of the date of effectiveness, has identical terms to those of the prior advisory agreement (the ‘Current Advisory Agreement’)” (emphasis added). Please revise the underlined disclosure to clarify the reference to the “current” agreement.

Response. The requested change has been made, as follows:

“The New Advisory Agreement has the same advisory fee rate as, and, with the exception of the date of effectiveness, has identical terms to those of the ~~prior~~current investment advisory agreement (the ‘Current Advisory Agreement’).”

8.	Comment. Please confirm supplementally that the New Advisory Agreement will not affect the Fund’s distribution plan under Rule 12b-1.

Response. The Registrant so confirms.

9.	Comment. The Staff notes that there is a reference to the safe harbor provided under Section 15(f) of the 1940 Act without discussion regarding compliance therewith. Please revise the disclosure to indicate whether the Adviser intends to comply with the requirements thereunder.

Response. In response to your comment, the Registrant has omitted the referenced disclosure in the proxy statement.

10.	Comment. With respect to Ms. Krawcheck:

a.	Please disclose her status as a Trustee of the Fund and chair of PEM’s board earlier in the proxy statement. The Staff notes that such disclosure is only referenced in a footnote to the chart listing the Principal Executive Officers and Directors in the Preliminary Proxy Statement.

Response: The requested change has been made.

b.	Describe the nature of her interest in PEM in accordance with Item 22(c)(5) of Schedule 14A.

Response: The Registrant respectfully notes that, in the Information Regarding the Adviser section, Ms. Krawcheck’s interest is described as follows: “PEM is currently 51% owned by IAM and 49% owned by Ellevate Asset Management LLC (‘Ellevate’). As a result, IAM and Ellevate may currently be deemed to ‘control’ PEM…All of the capital stock of Ellevate is currently owned by Krawcheck Holdings, which is owned by Sallie Krawcheck.” The Registrant believes that this disclosure complies with the requirements of Item 22(c)(5) of Schedule 14A.

c.	In the Information Regarding the Transaction section, the Staff notes that there is a reference to “avoidance of…the appearance of conflict.” Please explain supplementally the nature of such conflict.

Response: Ms. Krawcheck is the CEO and Co-Founder of Ellevest, a registered investment adviser dedicated to helping women plan for and invest to close the gender investment gap. Ellevest operates a digital investment platform through which shares of mutual funds, including the Fund, may be purchased. Because Ms. Krawcheck indirectly owns an interest in PEM, the sale of shares of the Fund might appear to present a conflict of interest. The Registrant respectfully notes that any such conflict is mitigated by Ellevate’s agreement not to receive any fees attributable to shareholders investing through any Ellevest investment service, as disclosed in the Fund’s registration statement, which provides as follows:

“All of the capital stock of Ellevate is currently owned by Krawcheck Holdings, which is owned by Ms. Krawcheck. All advisory fees paid by shareholders in the [Fund] are paid to PEM, which in turn allocates such fees between IAM and Ellevate pursuant to a written agreement between IAM and Ellevate; provided, however, that PEM pays all fees attributable to shareholders invested through any Ellevest, Inc. investment service, including its digital brokerage platform and its private wealth management service (the ‘Ellevest Income’), exclusively to IAM, with the understanding and agreement that IAM will donate the portion of the Ellevest Income that would otherwise have been paid to Ellevate to a non-profit or non-profits agreed upon by IAM and Ellevate and dedicated to the empowerment of women and girls” (emphasis added.)

11.	Comment. Please revise the following disclosure to state affirmatively whether the Transaction will or will not have a material effect on the management or operation of the Trust or the Fund: “The Transaction is not expected to have a material effect on the management or operation of the Trust or Fund.”

Response. Neither PEM nor IAM expect any material effect on the management or operation of the Registrant or the Fund as a result of the Transaction. As there is no requirement under Schedule 14A to affirmatively so state, however, the Registrant declines to make the requested change.

12.	Comment. In the proxy statement, please clarify whether the Fund’s principal investment strategy or risks will change as a result of the Transaction.

Response. The requested change has been made.

13.	Comment. In the Questions & Answers section, the Staff notes that the disclosure references an “altered business relationship better suited to the evolving nature of [PEM’s and IAM’s] businesses.” Please confirm supplementally that such altered business relationship does not relate to the management or operation of the Registrant or Fund.

Response. The Registrant confirms that the above-referenced altered business relationship does not relate to the management or operation of the Registrant or the Fund.

14.	Comment. Please confirm supplementally whether the Fund’s total expenses will change as a result of the Transaction and revise the proxy statement accordingly.

Response. The Registrant confirms that the Fund’s total expenses will not change as a result of the Transaction.

15.	Comment. Please confirm supplementally that PEM will bear the entire cost of the proxy solicitation and will not seek reimbursement from the Registrant or the Fund for such cost.

Response. The Registrant so confirms.

16.	Comment. In the Questions & Answers section, please consider clarifying for shareholders that they are entitled to one vote for each whole share held and each fractional share is entitled to a proportionate fractional vote.

Response. The requested change has been made.

17.	Comment. In the letter to shareholders, please consider clarifying for shareholders that the Board of Trustees is soliciting proxies with respect to the stated proposal.

Response. The requested change has been made.

18.	Comment. Please clarify the meaning of the underlined disclosure in the following: “Therefore, the Fund’s Current Advisory Agreement is expected to terminate upon consummation of the Transaction. Accordingly, you are being asked to approve the New Advisory Agreement with respect to the Fund to be effective upon shareholder approval and consummation of the Transaction (regardless of the order in which those events occur, although it is expected that the Meeting will take place prior to consummation of the Transaction).” Please also explain supplementally whether the Board considered approval of an interim investment advisory agreement.”

Response. In response to your comment, the disclosure has been revised, as follows:

“Therefore, the Fund’s Current Advisory Agreement is expected to terminate upon consummation of the Transaction. Accordingly, you are being asked to approve the New Advisory Agreement with respect to the Fund to be effective upon the later of shareholder approval and consummation of the Transaction ~~(regardless of the order in which those events occur, although it is expected that the Meeting will take place prior to consummation of the Transaction)~~.”

19.	Comment. Please confirm supplementally that PEM does not currently waive any advisory fees of the Fund, that it does not have any expense reimbursement agreement in place for the Fund, and that no new advisory fee waivers or expense reimbursement arrangements are anticipated for the Fund.

Response. The Registrant so confirms.

20.	Comment. In the Approval of the New Advisory Agreement by the Board section, please revise the disclosure to indicate that approval of the New Advisory Agreement would be in the best interests of shareholders of the Fund.

Response. The requested change has been made, as follows:

“On the basis of the considerations discussed below, the Board unanimously concluded that the approval of the New Advisory Agreement would be in the best interests of shareholders of the Fund.”

21.	Comment. Please confirm supplementally that the disclosure in the Board Considerations in Approving the New Advisory Agreement section complies with Item 22(c)(11) of Schedule 14A. In addition, please consider disclosing whether the Board: (i) requested information from independent third parties to supplement its evaluation of the New Advisory Agreement; (ii) considered any other investment advisers beyond PEM; and (iii) considered any possible adverse consequences as a result of the Transaction.

Response. The Registrant believes that its disclosure in the Board Considerations in Approving the New Advisory Agreement section satisfies the requirements of Item 22(c)(11) of Schedule 14A. Accordingly, the Registrant declines to make the suggested changes.

22.	Comment. In the Board Considerations in Approving the New Advisory Agreement section, please add a reference to the advisory fee rate and whether or not it is changing.

Response. In response to your comment, the following disclosure has been added:

“The Trustees further considered that the advisory fee rate will not change as a result of the Transaction.”

23.	Comment. In the Board Considerations in Approving the New Advisory Agreement section, with respect to the discussion regarding the Trustees’ recent approval of the continuation of the Current Advisory Agreement, please add the date of such approval.

Response. The requested change has been made.

24.	Comment. Please provide the name and address of the Fund’s administrator in accordance with Item 22(a)(3)(i) of Schedule 14A.

Response. PEM serves as administrator to the Fund. The name and address of PEM is disclosed in the Information Regarding the Adviser section.

25.	Comment. In the Annual and Semi-Annual Report to Shareholders section, please add the underlined disclosure, in accordance with Item 22(a)(3)(iii) of Schedule 14A: “For a free copy of the Fund’s annual report for the fiscal year ended December 31, 2018 or the Fund’s most recent semi-annual report for the six-month period ended June 30, 2018, shareholders may call (800) 767-1729, write to the Fund at: P.O. Box 9824, Providence, RI 02940-8024, or visit the Fund’s website at www.paxworld.com.”

Response. The requested change has been made.

26.	Comment. In the Voting and Other Matters section, please clarify that there will be no broker non-votes at the Meeting because the only proposal is “non-routine” under New York Stock Exchange Rule 452.

Response. The Registrant does not expect to have broker non-votes present at the Meeting. Nevertheless, the Registrant respectfully submits that Item 21(b) of Schedule 14A asks for disclosure of the method by which votes will be counted, including the treatment and effect of abstentions and broker non-votes under applicable state law as well as registrant charter and by-law provisions. Accordingly, because Item 21(b) of Schedule 14A does not require disclosure as to whether broker non-votes are expected to be received at the Meeting because the proposal is “non-routine,” the Registrant declines to make the requested change.

27.	Comment. Please describe any arrangement or understanding made in connection with the New Advisory Agreement with respect to the composition of the Board or PEM or with respect to the selection or appointment of any person to any office with either the Fund or PEM, in accordance with Item 22(c)(12) of Schedule 14A.

Response. The Registrant notes that there is no such arrangement or understanding, and that the Preliminary Proxy Statement provides as follows: “Ms. Krawcheck has stated her intention to resign as an interested trustee of the Trust and as Chairman of PEM following the Transaction. The Trust III Board may consider whether a trustee who is an ‘interested person’ of PEM and/or IAM should be appointed to fill the vacancy created by Ms. Krawcheck’s resignation.”

28.	Comment. Please consider revising the header to Exhibit D to better reflect the information presented in such exhibit.

Response. The Registrant respectfully submits that the header to Exhibit D, entitled “Outstanding Shares,” adequately reflects the information presented therein, which includes a table that lists the total number of shares outstanding as of the Record Date for each class of the Fund’s shares entitled to vote at the Meeting. Accordingly, the Registrant declines to make the requested change.

* * * * *

We hope that the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Jimena Acuña Smith

Jimena Acuña Smith